Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

     This Report on Form 6-K contains the unaudited consolidated financial statements of De Rigo S.p.A. ("De Rigo" or the "Company") for the six months ended June 30, 2004 and 2003 (which have been prepared in accordance with generally accepted accounted principles in Italy), and the related notes thereto, including an unaudited reconciliation of net income and shareholders' equity to accounting principles generally accepted in the United States.

     DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of Euro, unless otherwise noted)

			December
	June 30,	June 30,	31,
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	30,488	21,990	19,634
Accounts receivable trade, net of allowances for
doubtful accounts of € 6,585, € 8,274 and € 6,976 at
June 30, 2004, June 30, 2003 and December 31,
2003 respectively	76,464	92,441	61,938
Inventories (note 2)	45,540	55,929	49,366
Deferred income taxes	12,958	13,854	13,018
Prepaid expenses and other current assets	12,677	13,210	12,393

Total current assets	178,127	197,424	156,349
Property, plant and equipment:
Land	17,069	17,576	16,848
Buildings	55,485	54,991	54,587
Machinery and equipment	25,974	25,485	25,491
Office furniture and equipment	89,365	83,136	82,800
Construction in progress	--	274	--

	187,893	181,462	179,726
Less: accumulated depreciation	(78,261)	(69,194)	(70,643)

Property, plant and equipment, net	109,632	112,268	109,083
Goodwill and intangible assets, net	101,407	108,876	103,891
Other non current assets	7,149	8,925	7,564

TOTAL ASSETS	396,315	427,493	376,887

     DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of Euro, unless otherwise noted)

			December
	June 30,	June 30,	31,
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings	13,508	65,767	22,569
Current portion of long-term debt	117	183	166
Accounts payable, trade	70,900	72,170	66,141
Commissions payable	1,079	2,014	895
Income taxes payable	7,839	6,120	5,452
Deferred income taxes	1,122	651	1,392
Accrued expenses and other current liabilities	33,666	34,676	27,223

Total current liabilities	128,231	181,581	123,838

Termination indemnities and other employee benefits	9,942	9,371	9,755
Deferred income taxes	8,452	9,801	8,670
Long –term debt, less current portion	464	605	497
Other non current liabilities	8,017	8,291	7,243

Shareholders' equity:
Capital stock, authorized 45,800,000 ordinary shares
par value 0.26 Euro per share at June 30, 2004, June
30, 2003 and December 31, 2003. Issued and
outstanding ordinary shares at June 30, 2004, June 30,
2003 and December 31 2003 were respectively
44,491,055, 44,714,255 and 44,491,055	11,626	11,626	11,626
Additional paid-in capital	54,490	54,490	54,490
Retained earnings	173,736	151,393	161,413
Foreign currency translation adjustments	(3,680)	(4,702)	(5,682)
Revaluation surplus	5,037	5,037	5,037

Total shareholders' equity	241,209	217,844	226,884

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	396,315	427,493	376,887

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euro, unless otherwise noted)

	For the six months ended June 30,

	2004	2003
	(unaudited)	(unaudited)

NET SALES	275,886	273,366
COST OF SALES	105,176	108,710

GROSS PROFIT	170,710	164,656

COSTS AND EXPENSES
Commissions	6,491	8,171
Advertising and promotion expenses	19,695	18,724
Other selling expenses	103,387	99,770
General and administrative expenses	18,197	18,712

	147,770	145,377

INCOME FROM OPERATIONS	22,940	19,279

OTHER (INCOME) EXPENSES
Interest expense	499	1,579
Interest income	(280)	(222)
Other expenses, net	34	439

	253	1,796

INCOME BEFORE INCOME TAXES	22,687	17,483

INCOME TAXES (note 3)	10,056	8,516

INCOME BEFORE MINORITY INTEREST	12,631	8,967
MINORITY INTEREST	308	509

NET INCOME	12,323	8,458

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Euro, unless otherwise noted)

	For the six months ended June 30,

	2004	2003
	(unaudited)	(unaudited)

Cash flows from operating activities
Net income	12,323	8,458
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation	8,379	8,562
Amortization	4,196	4,466
Provision for doubtful accounts	57	1,376
Provision for inventory obsolescence	513	5,828
Gain on sale of investments in debt securities	--	(86)
Deferred income taxes	(364)	(1,921)
Other, non-cash items	141	(238)
Provision for termination indemnities and pension costs	3,963	3,804
Minority interest in income	308	509
Changes in operating assets and liabilities:
Accounts receivable	(16,096)	(14,094)
Inventories	3,827	(3,266)
Accounts payable	5,255	(2,835)
Income taxes payable	2,298	2,888
Value added tax	(26)	1,127
Other - net	6,325	8,284
Payments of termination of indemnities and pension
contributions	(2,481)	(2,106)
Net cash provided by operating activities	28,618	20,756

Cash flows from investing activities
Net proceeds from sale of De Rigo Nederland	(339)	--
Proceeds of sale of other non current assets	2	--
Additions to property, plant and equipment	(7,372)	(3,313)
Proceeds from disposal of equipment and other assets	221	660
Additions to intangible assets	(580)	(327)
Proceeds from sale of investments in debt securities	--	1,993
Net cash used in investing activities	(8,068)	(987)

Cash flows from financing activities
Net change in short-term borrowings from lines of credit	(9,473)	(18,479)
Repayment of long-term debt and non-current liabilities	(83)	(126)
Net cash used by financing activities	(9,556)	(18,605)
Effect of exchange rate changes on cash	(140)	(202)
Increase (decrease) in cash and cash equivalents	10,854	962
Cash and cash equivalents at beginning of the period	19,634	21,028
Cash and cash equivalents at end of the period	30,488 ====	21,990 ====
Supplemental disclosures:
Interest paid	475 ==	1,803 ===
Income taxes paid	7,984 ===	5,870 ===

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of Euro, unless otherwise noted)

For the six months ended June 30, 2004:

	Share Capital	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Revaluation Reserve	Total

Balance at December 31, 2003	11,626	54,490	161,413	(5,682)	5,037	226,884

Foreign currency translation adjustments				2,002		2,002
Net income for the six months
ended June 30, 2004			12,323			12,323

Balance at June 30, 2004	11,626	54,490	173,736	(3,680)	5,037	241,209

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the six months periods ended June 30, 2004 and 2003

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of De Rigo S.p.A. and its subsidiaries (the "Group") as of June 30, 2004 and 2003 and for the related six-month periods then ended have been prepared by management. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Group's financial position at those dates, and its results of operations and cash flows for the interim periods. These financial statements have been prepared on the basis of Italian GAAP and should be read in conjunction with the Group's audited Consolidated Financial Statements for the year ended December 31, 2003 and the related notes thereto included in De Rigo's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "Audited Financial Statements"). For the convenience of the reader, certain data relating to the Group's audited Balance Sheet at December 31, 2003 have been included in the accompanying financial statements and in Notes 2 and 4.

Certain amounts in the financial statement as of June 30, 2003 have been reclassified to conform with presentations as of December 31, 2003 and of June 30, 2004.

The Group's results of operations for the six months ended June 30, 2004 and 2003 are not necessarily indicative of its operating results for the full years ending December 31.

2.    INVENTORIES

Inventories consisted of the following at the dates indicated:

	(In thousands of Euro, unless otherwise noted)

	June 30,	June 30,	December 31,
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)

Raw materials and supplies	5,172	5,785	5,068
Semi-finished goods	3,304	4,901	5,077
Finished goods	37,064	45,243	39,221

Total	45,540	55,929	49,366

Allowance for obsolete and slow moving items	25,995	27,644	24,355

3.    INCOME TAXES

The effective consolidated tax rate for the six months ended June 30, 2004 was 44.3% as compared to a rate of 48.7%, for the six months ended June 30, 2003. The decrease in the effective tax rate is primarily attributable to the decrease of the Italian tax rate from 38.25 % to 37.25% and by the use of accumulated net operating losses by certain subsidiaries to offset profitable operating results.

4.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Group's consolidated financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP") ( See note 19 to the Audited Financial Statements).

For supplemental informational purposes, an unaudited reconciliation of net income and shareholders' equity to U.S. GAAP for the six month periods ended June 30, 2004 and 2003 and an audited reconciliation at December 31, 2003 follows. To facilitate a comparison with the Audited Financial Statements, the letters shown preceding each adjustment are the same as those used in the Audited Financial Statements.

The following table summarizes the results from continuing operations and the results from discontinued operations for the six month periods ended June 30, 2004 and 2003:

	for the six months ended June 30,
	(unaudited)
	2004	2003

Net sales from continuing operations	275,886	253,757
Gross profit from continuing operations
Income from continuing operations	170,718	155,238
Other expenses from continuing operations	26,366	21,034
Income from continuing operations before income taxes	253	1,022
and minority interests	26,113	20,012
Income taxes	10,163	8,199

Income from continuing operations before minority interests	15,950	11,813
Minority interests	308	161

Net income from continuing operations	15,642	11,652

Discontinued operations
Net sales from discontinued operations	--	19,609
Gross profit from discontinued operations.	--	9,424
Income from discontinued operations	--	1,652
Other expenses from discontinued operations	--	652
Income from discontinued operations before income taxes
and minority interests	--	1,000
Income taxes	--	419

Income from discontinued operations before minority interests	--	581
Minority interests	--	348

Net income from discontinued operations	--	233

Net income in accordance with U.S. GAAP	15,642	11,885

NET INCOME (In thousands of Euro, unless otherwise noted):

	for the six months ended June 30,
	(unaudited)
	2004	2003
Net income as reported per the unaudited consolidated
statements of income	12,323	8,458
Adjustments required for U.S. GAAP
Reporting purposes:
(b) Elimination of depreciation relating to revaluation of certain assets prior to 1992	6	6
(c) Recognize tax effects on reversal of trademark revaluation at end of 2001
(ii) recognize deferred tax asset on trademark revaluation	(94)	(96)
(iv) reversal of amortization of trademarks revaluation	252	252
(d) Reversal of goodwill amortization	3,138	3,187
(h) Deferred charges	30	--
(n) Marketable securities available for sale	--	111
(i) Deferred income taxes on (b), (g), and (n) above
after considering change in tax rate on deferred
tax for (b) in 2004 and 2003	(13)	--
Net income in accordance with U.S. GAAP before
reconciliation effects of discontinued operations	15,642 ====	11,918 ====

Total effect of the reconciling differences on discontinued
operations – EID
(g) Amortization of intangible asset in respect of
Prada's 5% options	--	(39)
(i) Deferred income taxes on (b), (g), and (n) above
after considering change in tax rate on deferred
tax for (b) in 2004 and 2003	--	6
Net income in accordance with U.S. GAAP	15,642	11,885
Earnings per share and per ADS:
Numerator for basic earnings and diluted earnings per
share and per ADS:
Net income	15,642	11,885

Denominator
Denominator for basic earnings per share and per ADS–
weighted average shares and ADS shares	44,491,055	44,714,255
Effects of dilutive employee stock options	643,935	586,672
Denominator for diluted earnings per share and per ADS
– adjusted weighted average shares and ADS	45,134,990 ======	45,300,927 ======
Basic earnings per share and per ADS	€. 0.35 ====	€. 0.27 ====
Diluted earnings per share and per ADS	€. 0.35 ====	€. 0.26 ====
Dividends per share and per ADS	€. ---- ===	€. ---- ===

SHAREHOLDERS' EQUITY (In thousands of Euro, unless otherwise noted):

		June 30,	June 30,	December 31,
		2004	2003	2003
		(unaudited)	(unaudited)	(audited)
Balance as reported in the consolidated financial
statements		241,209	217,844	226,884
Adjustments required for U.S. GAAP reporting purposes:
(a)	Decrease in retained earnings as a result
	of the charge to income for additional
	compensation paid in 1994 by shareholders to
	Managing Director	(9,554)	(9,554)	(9,554)
	and concurrent increase in additional paid-in
	capital	9,554	9,554	9,554
(b)	Elimination of revaluations of certain assets prior
	to 1992, net of accumulated depreciation of
	€ 697, € 684, and € 691 in June 2004, June
	2003 and December 2003, respectively	(255)	(268)	(261)
(c)	Elimination of revaluation of trademarks net of
	accumulated amortization of € 1,260, € 756 and €
	1,008 in June 2004, June 2003 and December
	2003, respectively	(3,783)	(4,287)	(4,035)
(d)	Reversal of goodwill amortization	15,964	9,594	12,826
(e)	Elimination of amortization of offering
	expenses, deferred for Italian purposes	2,128	2,128	2,128
(e)	Offering expenses less estimated tax
	benefits of € 1,030 in each of June 2004, June
	2003 and December 2003 and charged to paid in
	capital	(1,098)	(1,098)	(1,098)
(f)	Reduce retained earnings for amount of
	stock compensation	(4,800)	(3,999)	(4,800)
(f)	Increase additional paid in capital for accretion
	resulting from stock compensation expense	4,800	3,999	4,800
(g)	Increase in additional paid in capital as a result of
	recording the fair value of Prada's 5% options on
	the total outstanding share capital	465	465	465
(g)	Decrease in retained earnings as a result of the
	charge to income for amortization of the intangible
	asset arising on the valuation of Prada's 5%
	options	(465)	(427)	(465)
(h)	Deferred charges	(89)	(178)	(119)
(j)	Recognition of minimum pension liability	(21,047)	(22,859)	(19,623)
(n)	Increase retained earnings for marketable securities	--	111	111
(n)	(Reduce) Other Comprehensive Income related to
	unrealized gains on marketable securities	--	(111)	(111)
(o)	Treasury stock	(753)	--	(753)
(i)	Recognition of deferred income taxes on (b), (e),
	(g), (h) and (j) above	5,412	6,209	4,998
(c)	Tax effect on elimination of trademarks
	revaluation in 2001 (c) above, after considering
	change in tax rate in 2002 to
	(i) recognize deferred tax asset on revalued assets	1,409	1,640	1,503
	(ii) recognize deferred tax liability on revaluation
	reserve on Italian basis	(706)	(756)	(706)
Balance in accordance with U.S. GAAP		238,391 =====	208,007 =====	221,744 =====

Shareholders' Equity

As described in Note 19 to the Audited Financial Statements:

Due to operating losses incurred by a subsidiary through December 31, 1993, the Company, pursuant to Italian legal requirements, has eliminated losses reported for Italian purposes amounting to € 2,195,000 against additional paid in capital by the former shareholders of the subsidiary. For U.S. GAAP financial reporting purposes, such operating losses would be reflected as a reduction of consolidated retained earnings, and the amount of capital used to eliminate such losses would be reflected as additional paid-in capital.

The components of shareholders' equity under U.S. GAAP, at June 30, 2004, at June 30, 2003 and at December 31, 2003, after giving retroactive effect to 1994 for the capitalization of earnings in May 1995 with respect to the stock split in the form of a stock dividend, are as follows (in thousands of Euro):

	Italian		U.S.
June 30, 2004 (unaudited)	GAAP	Adjustments	GAAP

Share capital	11,626	--	11,626
Treasury Shares	--	(753)	(753)
Additional paid in capital	54,490	15,916	70,406
Retained earnings	173,736	1,789	175,525
Other comprehensive income	(3,680)	(14,733)	(18,413)
Revaluation reserves	5,037	(5,037)	--

	241,209	(2,818)	238,391

	Italian		U.S.
June 30, 2003 (unaudited)	GAAP	Adjustments	GAAP

Share capital	11,626	--	11,626
Additional paid in capital	54,490	15,115	69,605
Retained earnings	151,393	(3,914)	147,479
Other comprehensive income	(4,702)	(16,001)	(20,703)
Revaluation reserves	5,037	(5,037)	--

	217,844	(9,837)	208,007

	Italian		U.S.
December 31, 2003 (audited)	GAAP	Adjustments	GAAP

Share capital	11,626	--	11,626
Treasury Shares	--	(753)	(753)
Additional paid in capital	54,490	15,916	70,406
Retained earnings	161,413	(1,530)	159,883
Other comprehensive income	(5,682)	(13,736)	(19,418)
Revaluation reserves	5,037	(5,037)	--

	226,884	(5,140)	221,744

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2004	DE RIGO S.p.A.
By: ________________________ Ennio De Rigo Chairman of the Board and Chief Executive Officer